Morgan, Lewis & Bockius LLP

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Sean M. Donahue

Partner

+1.202.739.5658

sean.donahue@morganlewis.com

May 4, 2021

VIA EDGAR AS CORRESPONDENCE

Eric Envall, Esq.

Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. IV

Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A

Filed March 29, 2021

File No. 001-39558

Dear Mr. Envall:

On behalf of FinTech Acquisition Corp. IV, a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated April 9, 2021 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Preliminary Proxy Statement on Schedule 14A, as amended by Amendment No. 1 thereto (the “Preliminary Proxy Statement”). Such filing relates to a proposed business combination between the Company and Perella Weinberg Partners (“PWP”) (the “Merger”). The Company is also filing concurrently herewith Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”) with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company and by PWP. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Amendment No. 2. The Company has also revised the Preliminary Proxy Statement to reflect in Amendment No. 2 the restatement of the Company’s financial statements, as indicated in

Eric Envall, Esq.

May 4, 2021

Amendment No. 1 to the Company’s Annual Report on Form 10-K/A filed with the SEC on the date hereof, to provide for the re-classification of the Company’s warrants as liabilities in accordance with the statement of the Acting Director and Acting Chief Accountant of the Division of Corporation Finance dated April 12, 2021. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 29, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 108

1.	We note from your response to prior comment 8, the following two items:

•

You indicate that issuance of equity interests to working partners of Professional Partners will not affect future distributions to Professional Partners, Perella Weinberg Partners or the remaining ILPs.

•

Under the guidance in ASC 323-10-25-3 to 25-6, the other equity method investors recognize their percentage share of earnings or losses in the investee (inclusive of any expense recognized by the investee for the stock-based compensation funded on its behalf).

Please reconcile for us your attribution methodology with these two items. In this regard, provide us with an explanation of:

•	How an attribution methodology that is disproportionate to the respective ownership interests is appropriate absent a contractual arrangement that affects distributions of income or loss; and

•

How your attribution methodology is consistent with the guidance in ASC 323-10-25-3 to 25-6 when the other interest holders’ share of PWP OpCo’s net losses are exclusive of any expense related to the equity awards granted by Professional Partners.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the basic principle for attributing net income and comprehensive income to the noncontrolling interest (“NCI”) is laid out in ASC 810-10-45 as follows:

Revenues, expenses, gains, losses, net income or loss, and other comprehensive income shall be reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to the owners of the parent and the noncontrolling interest.

Net income or loss and comprehensive income or loss, as described in Topic 220, shall be attributed to the parent and the noncontrolling interest.

Eric Envall, Esq.

May 4, 2021

Losses attributable to the parent and the noncontrolling interest in a subsidiary may exceed their interests in the subsidiary’s equity. The excess, and any further losses attributable to the parent and the noncontrolling interest, shall be attributed to those interests. That is, the noncontrolling interest shall continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.

In calculating the attribution, PWP considered an analogy to the guidance in ASC 970-323 to determine what attribution methodology would be most representative of the economics borne by the NCI. ASC 970-323-35-16 and 17 note that:

Venture agreements may designate different allocations among the investors for any of the following:

a.	Profits and losses

b.	Specified costs and expenses

c.	Distributions of cash from operations

d.	Distributions of cash proceeds from liquidation.

Such agreements may also provide for changes in the allocations at specified times or on the occurrence of specified events. Accounting by the investors for their equity in the venture’s earnings under such agreements requires careful consideration of substance over form and consideration of underlying values as discussed in paragraph 970-323-35-10. To determine the investor’s share of venture net income or loss, such agreements or arrangements shall be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with GAAP) will affect cash payments to the investor over the life of the venture and on its liquidation. Specified profit and loss allocation ratios shall not be used to determine an investor’s equity in venture earnings if the allocation of cash distributions and liquidating distributions are determined on some other basis. For example, if a venture agreement between two investors purports to allocate all depreciation expense to one investor and to allocate all other revenues and expenses equally, but further provides that irrespective of such allocations, distributions to the investors will be made simultaneously and divided equally between them, there is no substance to the purported allocation of depreciation expense.

Accordingly, in determining the appropriate attribution methodology, PWP considered the terms of PWP Holdings LP’s (“PWP OpCo’s”) partnership agreement and the substance of the compensation cost contributed by PWP Professional Partners LP (“Professional Partners”), as the NCI holder.

Article V of the Amended and Restated Agreement of Limited Partnership of PWP OpCo (included within Annex F of Amendment No. 2) (the “Agreement”), which the Company deems to represent a substantive profit sharing arrangement, details the contractual provisions

Eric Envall, Esq.

May 4, 2021

regarding the timing and amount of allocations of net income and net loss and, in Section 5.5 of the Agreement, states that Professional Partners is not being granted an additional economic interest in PWP OpCo when its working partners render services to PWP OpCo. Therefore, the reallocation of equity interests to working partners of Professional Partners in connection with its internal reorganization does not result in an increase in the capital account or ownership percentage of Professional Partners in PWP OpCo. As distributions from PWP OpCo are allocated pro rata by capital account, the reallocation of equity interests within Professional Partners does not affect Professionals Partners’ share of distributions nor does it result in any economic dilution to Perella Weinberg Partners. As a result, we believe that Professional Partners, the NCI holder in PWP OpCo, and not Perella Weinberg Partners’ shareholders, is bearing the compensation cost for the issuance of equity interests by Professional Partners. Further, Professional Partners is not receiving additional economic benefits in PWP OpCo or Perella Weinberg Partners but rather, Professional Partners is granting its own equity to working partners such that Perella Weinberg Partners and its shareholders do not assume the cost, consistent with the form and intention of the Reorganization of Professional Partners. Therefore, the Company believes the attribution methodology is appropriate.

Although ASC 323 does not directly apply to this attribution of income to the controlling and NCI holder, PWP also considered this guidance as an additional data point in determining an appropriate attribution policy. PWP believes its proposed allocation methodology is consistent with the guidance in ASC 323-10-25-3 through 25-5 where the net income attributed to the noncontributing investors (Perella Weinberg Partners in this fact pattern) is not impacted by the amount of the compensation funded by the investor (Professional Partners in this fact pattern). Although ASC 323-10-25-3 through 25-5 describe two separate entries, the outcome is the same as if the non-contributing investor picked up their proportionate share of net income exclusive of the stock compensation charge. Consistent with that outcome, the controlling shareholder in this structure, Perella Weinberg Partners, is allocated net income as if they picked up their proportionate share of net income exclusive of the stock compensation charge.

Unaudited Pro Forma Condensed Combined Statement of Financial Condition, page 108

2.

Please explain to us why there is no apparent pro forma statement of financial condition impact for pro forma adjustments (cc) and (hh). Otherwise, tell us how these adjustments are reflected on your pro forma statement of financial condition and revise your disclosure to clarify. In addition, in your response tell us why your pro forma net loss attributable to Perella Weinberg Partners assuming no redemptions of $34.3 million in 2020 is inconsistent with the $27.1 million accumulated deficit on your pro forma statement of financial condition and reconcile for us the related $108.6 million pro forma loss attributable to noncontrolling interest and the $122.4 million noncontrolling interest on your pro forma statement of financial condition.

Eric Envall, Esq.

May 4, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, the Company has revised pro forma adjustments (cc) and (hh) on pages 114 and 116, respectively, of Amendment No. 2 to clarify that the ACUs, VCUs and RSUs will be subject to a three to five-year vesting period and as a result, the equity-based compensation expense will be recognized over time. Further, the Company respectfully advises the Staff that the pro forma net loss attributable to Perella Weinberg Partners assuming no redemptions is inconsistent with the accumulated deficit assuming no redemptions on the unaudited pro forma condensed combined statement of financial condition due to the fact that the unaudited pro forma condensed combined statement of operations gives effect to the business combination and related adjustments as if they had been consummated on January 1, 2020. Therefore, a portion of the historical net income (loss) recognized by PWP during the year ended December 31, 2020 has been attributed to Perella Weinberg Partners based on Perella Weinberg Partners’ interest in PWP. Such activity is not reflected in the unaudited pro forma condensed combined statement of financial condition as the unaudited pro forma condensed combined statement of financial condition gives effect to the business combination and related adjustments as if they had been consummated on December 31, 2020.

In addition, the pro forma net loss attributable to Perella Weinberg Partners also reflects the recurring impact of one year of equity-based compensation amortization related to the restricted stock units that will be granted upon completion of the business combination discussed in adjustment (hh). For the reasons described above, the Company respectfully advises the Staff that the pro forma loss attributable to noncontrolling interest presented on the unaudited pro forma condensed combined statement of operations does not directly reconcile to the noncontrolling interest on the unaudited pro forma condensed combined statement of financial condition.

*    *    *    *    *    *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Sean M. Donahue of Morgan, Lewis & Bockius LLP by telephone at (202) 739-5658 or via email at sean.donahue@morganlewis.com.

Sincerely,

/S/ SEAN M. DONAHUE

Sean M. Donahue

cc:	Amanda Abrams, Esq.

Jeffrey A. Letalien, Esq.

Michael J. Schwartz, Esq.